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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Name of Issuer)                    Giga-tronics Inc.

(Title of Class of Securities)      Common Stock

(CUSIP Number)                      375175106

(Date of Event Which Requires Filing of this Statement)       July 9, 2001

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [   ]Rule 13d-1(b)
      [ X ]Rule 13d-1(c)
      [   ]Rule 13d-1(d)

      CUSIP No.    375175106

      1. Names of Reporting Persons.

         Laurence W.Lytton

      2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (a).................................................................

         (b).................................................................

      3. SEC Use Only

      4. Citizenship or Place of Organization

                  USA

      5. Sole Voting Power           235,712

      6. Shared Voting Power         0

      7. Sole Dispositive Power      235,712

      8. Shared Dispositive Power    0


      9. Aggregate Amount Beneficially Owned by Each Reporting Person

                                     235,712

      10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
          Instructions).........................................................



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      11. Percent of Class Represented by Amount in Row (9)

                           5.2%

      12. Type of Reporting Person (See Instructions)

                           IN

            Item 1.

      (a) Name of Issuer                     Giga-tronics Inc

      (b) Address of Issuer's Principal Executive Offices

                                             Giga-tronics Inc.
                                             4650 Norris Canyon Rd.
                                             San Ramon, CA 94583

            Item 2.

      (a) Name of Person Filing              Laurence W. Lytton

      (b) Address of Principal Business Office or, if none, Residence

                                             28 Sherwood Place
                                             Scarsdale, NY  10583

      (c) Citizenship                        USA

      (d) Title of Class of Securities       Common

      (e) CUSIP Number                       375175106


      Item 3.  not applicable

      Item 4.  Ownership.

      (a) Amount beneficially owned:         235,712.

      (b) Percent of class:                  5.2%

      (c) Number of shares as to which the person has:

      (i)   Sole power to vote or to direct the vote 235,712.

      (ii)  Shared power to vote or to direct the vote 0.

      (iii) Sole power to dispose or to direct the disposition of 235,712.

      (iv)  Shared power to dispose or to direct the disposition of 0.

      Item 5.  Ownership of Five Percent or Less of a Class


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                           Not applicable

      Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                           Not applicable

      Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                           Not applicable

      Item 8.  Identification and Classification of Members of the Group

                           Not applicable

      Item 9.  Notice of Dissolution of Group

                           Not applicable

      Item 10. Certification

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      7/16/01
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      Date

      /s/ Laurence W. Lytton
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      Signature

      Laurence W. Lytton
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      Name/Title